Securities and Exchange Commission,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Boston Financial Qualified Housing Tax Credits L.P. V
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Scott M. Herpich
LATHROP & GAGE L.C.
2345 Grand Avenue, Suite 2800
Kansas City, Missouri 64108-2684
(816) 292-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

02/17/2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Park G.P., Inc.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	15 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	15 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			15 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			0.1%

(14) Type of Reporting Person (See Instructions) CO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Paco Development, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	2,304 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	2,304 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			2,304 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			3.3%

(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Anise, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	1,251 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	1,251 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			1,251 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			1.8%

(14) Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer.

This statement on Schedule 13D relates to units of limited partnership (the "Units") of Boston Financial Qualified Housing Tax Credits L.P. V, a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 101 Arch Street, Boston, Massachusetts 02110.

Item 2. Identity and Background.

(a) This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange commission pursuant to Section 13 of the Act:

(i) Park G.P., Inc., a Missouri corporation ("Park"),

(ii) Paco Development, L.L.C., a Missouri limited liability company ("Paco"),

(iii) Anise, L.L.C., a Missouri limited liability company ("Anise"),

Park, Paco and Anise are collectively referred to as the "Reporting Persons" in this Schedule 13D. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this Schedule 13D, a copy of which is filed with the Schedule 13D as Exhibit 99.1 (which is incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Park's sole shareholder is SLCas, L.L.C., a Missouri limited liability company ("SLCas"). DeAnn Duffield ("Ms. Duffield") is the President of Park and John W. Alvey ("Mr. Alvey") is Vice President and in such capacity can cause Park to vote or dispose of its Units.

Paco's sole member is SLCas. Paco's managers are Erik Lund ("Mr. Lund") and Ms. Duffield. Pursuant to Paco's Operating Agreement, a manager can cause Paco to vote or dispose of its Units.

Anise's members are Christopher J. Garlich Trust, a trust ("Garlich Trust"), Jose L. Evans ("Mr. Evans") and Denise Evans ("Ms. Evans"). Christopher J. Garlich is trustee of the Garlich Trust ("Mr. Garlich"). Anise's managers are Mr. Lund, Ms. Duffield, Mr. Evans and Mr. Garlich. Pursuant to Anise's Operating Agreement, a manager can cause Anise to vote or dispose of its Units.

Mr. Lund, a United States citizen whose business address is 104 Armour Road, North Kansas City, Missouri 64116, is a manager of Anise, Paco and SLCas. Since July 2004, Mr. Lund has been employed by Maxus Properties, Inc., a Missouri corporation located at 104 Armour Road, North Kansas City, Missouri 64116 ("Maxus Properties") as its Acquisitions Manager. Maxus Properties principal business is commercial real estate management.

Ms. Duffield, a United States citizen whose business address is 104 Armour Road, North Kansas City, Missouri 64116, is (i) Vice President of Reporting & Administration for Maxus Properties and (ii) Secretary for Maxus Realty Trust, Inc., a Missouri corporation located at 104 Armour Road, North Kansas City, Missouri 64116 ("MRTI"). MRTI's principal business is investing in apartment complexes. Ms. Duffield also serves as President and Secretary of Park and a manager of Anise, Paco and SLCas.

Mr. Alvey, a United States citizen, serves as Vice-President of Park. Mr. Alvey also serves as Vice President and Chief Financial and Accounting Officer of MRTI. Mr. Alvey also has served as Executive Vice President of Maxus Properties since 1988.

David E. Watson ("Mr. Watson"), a United States citizen, is the sole director of Park. Since January 2004, Mr. Watson has been Managing Member of Corporate Equity Partners. Corporate Equity Partners is located at 104 Armour Road, North Kansas City, Missouri 64116, and its primary business is private equity investments.

(b)  (i) The address of the principal business office of Park is 104 Armour Road, North Kansas City, Missouri 64116.

(ii) The address of the principal business office of Paco is PO Box 34729, North Kansas City, Missouri 64116.

(iii) The address of the principal business office of Anise is 1001 Walnut, Kansas City, Missouri 64106.

(iv) The address of the principal business office of SLCas is 104 Armour Road, North Kansas City, Missouri 64116.

(v) The address of Ms. Castetter is 104 Armour Road, North Kansas City, Missouri 64116.

(vi) The address of the principal business office of the Garlich Trust is 12800 Corporate Hill Drive, Suite 300, St. Louis, MO 63131.

(vii) The address of the principal business office of Mr. Garlich is 12800 Corporate Hill Drive, Suite 300, St. Louis, MO 63131.

(viii) The address of the principal business office of Mr. Evans is 1001 Walnut Street, Kansas City, MO 64106.

(ix) The address of the residence of Ms. Evans is 4400 N. Mulberry Drive, Kansas City, MO 64116.

(c) (i) The principal business of Park, Paco, Anise and SLCas is investing in limited partnerships such as the Issuer and in other forms of real estate oriented investments, and conducting other activities incidental to that business.

(ii) Ms. Castetter is not employed.

(iii) The Garlich Trust is a revocable living trust with Mr. Garlich's immediate family members as its beneficiaries. The trustee is Mr. Garlich, who has all voting and investment power.

(iv) Mr. Garlich has served as a Trustee of MRTI since November 27, 1999. He is the Executive Vice President and member of Bancorp Services, LLC, a Missouri limited liability company, located at 12800 Corporate Hill Drive, Suite 300, St. Louis, MO 63131, specializing in the development, administration and distribution of life insurance products to the corporate and high net worth marketplace. Mr. Garlich, through the Garlich Trust, is also the majority shareholder of Maxus Properties.

(v) Mr. Evans has served as a Trustee of MRTI since May 13, 2003. He is President and sole owner of Assured Quality Title Trust, a real estate title insurance agency and escrow company located at 1001 Walnut Street, Kansas City, MO 64106.

(vi) Ms. Evans is not employed.

(d)-(e) During the past five years, the Reporting Persons, and to the best of the Reporting Persons' knowledge, the other persons named in this Item 2, have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Castetter, Mr. Garlich, Mr. Evans and Ms. Evans are each a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to acquire the 3,570 Units reported in this Schedule 13D was approximately $241,848. All 3,570 Units were acquired by Anise, Paco and Park with funds from cash capital contributions.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Units to obtain a substantial equity interest in the Issuer for investment purposes. The following describes plans or proposals that the Reporting Persons may currently have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Each of the Reporting Persons may, and certain of the Reporting Persons currently do intend to acquire additional Units in the future. Any such acquisition may be made through private purchases, through one or more tender or exchange offers or by any other means deemed advisable by the Reporting Persons. In determining from time to time whether to sell (either directly or by a sale of one or more interests in the Reporting Persons) the Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.

(b) Currently, none of the Reporting Persons have any plans or proposals for any extraordinary transaction such as a merger, reorganization or liquidation involving the Issuer.

(c) Currently, none of the Reporting Persons have any plans or proposals for any sale or transfer of a material amount of assets involving the Issuer.

(d) Currently, none of the Reporting Persons intend to change management and control of the Issuer.

(e) Currently, none of the Reporting Persons have any plans or proposals to change the present capitalization or dividend policy of the Issuer.

(f) Currently, none of the Reporting Persons have any plans or proposals for any other material change in the Issuer's business or corporate structure.

(g) Currently, none of the Reporting Persons have any plans or proposals for any changes to the Issuer's bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Issuer by any person.

(h) Currently, none of the Reporting Persons have any plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)  Currently, none of the Reporting Persons have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act.

(j) The Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals at any time in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise (which may be with the Issuer or with third parties), to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The information from Items 7-11, inclusive, and Item 13 on the cover pages of this Schedule 13D is incorporated herein by reference. The information from Item 2(a) of this Schedule 13D is incorporated herein by reference. Units are currently held of record by Park (15 Units), Paco (2,304 Units) and Anise (1,251 Units). The Reporting Persons expressly disclaim the existence of a group between Anise and the other Reporting Persons.

(c) The Reporting Persons effected transactions resulting in acquisitions of the following amounts in the past 60 days:

(i) Anise purchased 385 Units through a mini-tender offer which expired December 16, 2005 at a price of $42.00 per Unit, which consideration will be paid in cash upon confirmation from the General Partner.

(d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Units other than the Reporting Persons identified in this Schedule 13D.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Units, including, but not limited to, transfer or voting of any such Units, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PARK G.P., INC.

By: /s/ DeAnn Duffield
DeAnn Duffield, President

Dated: February 24, 2006

PACO DEVELOPMENT, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

Dated: February 24, 2006

ANISE, L.L.C.

By: /s/ Erik Lund
Erik Lund, Manager

Dated: February 24, 2006

EXHIBIT INDEX

99.1 Joint Filing Agreement